EXHIBIT 99.9



FOR IMMEDIATE RELEASE               CONTACT:  Jonathan Gambill
June 8, 1998                                  Frederick Brewing Co.
                                              (888) 258-7434, x122


             Ahtanum Hop Selected for Blue Ridge(R) Hopfest(TM) 1998


FREDERICK, MD -- Frederick Brewing Co. announced today that the hop to be featured in its Blue Ridge(R) Hopfest(TM) 1998 will be the Ahtanum variety. Blue Ridge(R) Hopfest(TM) is an unfiltered American brown ale, brewed every fall since 1994 in celebration of the annual hop harvest. Each year a different single hop variety is chosen and used exclusively and liberally -- from the kettle, to the whirlpool, to the hopback, to dry hopping in the fermenter. This year's brew features twelve (12) hop additions and will be available in limited quantities beginning August 10.

The Ahtanum hop is grown exclusively by Yakima Chief, Inc. of Sunnyside, Washington. In the Yakama Indian language, Ahtanum means "a quiet place for many people," and is also the name of a large ridge separating the main hop growing regions of the Yakima Valley. The Ahtanum hop is a relatively new variety, of about 6% alpha acid, and is noted for its aromatic properties. Hops previously featured in Blue Ridge(R) Hopfest(TM) include: Mt. Hood (1994), Ultra (1995), Columbus (1996), and Crystal (1997).

In 1995, Blue Ridge(R) Hopfest(TM) was voted "Beer of the Year" by readers of BarleyCorn magazine, the mid-Atlantic's leading beer newspaper. In 1997, BarleyCorn editors named Blue Ridge(R) Hopfest(TM) "Beer of the Year".

Product Specifications
Malts:                        2-Row, Caramel 40, Munich 20, Carapils, Chocolate
Original Gravity:             13.0 Plato (1.052 OG)
Bitterness (Bus):             60
Alcohol by volume:            4.8%
Color:                        Light Brown, 26 SRM

Founded in 1992 with the Blue Ridge brand of beers, Frederick Brewing Co. completed a successful initial public offering in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, FBC acquired two other Maryland micro-breweries, Wild Goose Brewery and Brimstone Brewing Co., creating the largest craft brewery in the Mid-Atlantic region. Today Frederick Brewing Co.'s award-winning beers are sold in 31 states and the District of Columbia. FBC shares are traded under the NASDAQ symbol: BLUE.

Free public tours are held at the brewery every Saturday and Sunday at 1:30 p.m. Visit the Frederick Brewing Co. online at http://www.fredbrew.com.